
WVS

FINANCIAL CORP.

THE HOLDING COMPANY OF WEST VIEW SAVINGS BANK


SEC MAIL PROCESSING
RECEIVED
SEP 2 6 2005
WASH. D.C.
199
SECTION


05067310

2005 Annual Report

TABLE OF CONTENTS

	Page Number
Stockholders' Letter	1
Selected Financial and Other Data	2
Management's Discussion and Analysis	4
Report of Independent Registered Public Accounting Firm	18
Consolidated Balance Sheet	19
Consolidated Statement of Income	20
Consolidated Statement of Changes in Stockholders' Equity	21
Consolidated Statement of Cash Flows	22
Notes to the Consolidated Financial Statements	23
Common Stock Market Price and Dividend Information	51
Corporate Information	52



FINANCIAL
C O R P O R A T I O N

-THE HOLDING COMPANY OF WEST VIEW SAVINGS BANK-

To Our Stockholders:

During Fiscal 2005, WVS Financial Corp. achieved solid gains in net income, diluted earnings per share and return on stockholders' equity. We are pleased to report that net income increased $607 thousand, or 26%, to $2.9 million; diluted earnings per share increased 32% to $1.19 from $0.90; and return on stockholders' equity increased to 10.03% from 7.64%.

In response to a firming national economy, the Federal Reserve Board's Open Market Committee increased its targeted federal funds rate by one-quarter of a percent eight times during fiscal 2005, from 1.25% at June 30, 2004 to 3.25% at June 30, 2005. These changes have benefited depositors by enabling West View Savings Bank to increase the rates paid on our money market and certificate accounts. However, the intermediate and long-term market rates used to set our loan offerings have remained stubbornly low with a downward bias. This combination of rising short-term and low long-term rates causes us to cautiously approach the first half of fiscal 2006.

While earning a competitive rate of return for our stockholders, the Bank continues to serve its communities and invest for the future. In both September 2004 and 2005, Bank employees accepted donations, and provided other needed support to local charities, for flood relief during Hurricanes Ivan and Katrina. During the second half of fiscal 2006, the Bank will be upgrading its core processing capabilities. These upgrades will support our customers' demands for around the clock and secure banking access from home, office or while traveling.

We would like to thank retiring Director John M. Seifarth for 14 years of dedicated service. John joined the Bank's board in 1991 following the merger of Home Savings Association of Bellevue. As Chairman of the Audit Committee, John has worked tirelessly with other board members, auditors and management to seamlessly integrate the numerous accounting and financial reporting changes over the years.

The Company also extends its thanks to each stockholder for your continued support and trust. Please continue to recommend West View Savings Bank to your family, friends and neighbors.

DAVID J. BURSIC
President and
Chief Executive Officer

DONALD E. HOOK
Chairman of the Board

FIVE YEAR SUMMARY OF SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

	As of or For the Year Ended June 30,				
	2005	2004	2003	2002	2001
	(Dollars in Thousands, except per share data)				
Selected Financial Data:					
Total assets	$ 421,044	$ 433,624	$ 367,188	$ 404,911	$ 396,440
Net loans receivable	60,151	67,968	91,669	152,905	185,179
Mortgage-backed securities	162,151	75,590	111,879	82,543	64,132
Investment securities	183,066	273,589	147,482	151,384	129,593
Savings deposit accounts	163,589	159,318	169,316	174,659	178,029
FHLB advances	155,036	149,736	153,390	159,937	161,494
Other borrowings	69,680	91,639	9,453	33,731	20,660
Stockholders' equity	29,201	29,199	30,618	30,253	28,645
Non-performing assets and troubled debt restructurings(1)	2,171	2,171	3,481	5,279	5,016
Selected Operating Data:					
Interest income	$ 17,874	$ 16,006	$ 19,231	$ 23,760	$ 29,185
Interest expense	11,844	10,987	11,810	14,025	18,561
Net interest income	6,030	5,019	7,421	9,735	10,624
Provision for loan losses	(46)	(794)	(228)	57	788
Net interest income after provision for loan losses	6,076	5,813	7,649	9,678	9,836
Non-interest income	992	715	725	687	669
Non-interest expense	3,532	3,607	3,956	4,104	3,787
Income before income tax expense	3,536	2,921	4,418	6,261	6,718
Income tax expense	627	619	1,070	1,813	1,956
Net income	$ 2,909	$ 2,302	$ 3,348	$ 4,448	$ 4,762
Per Share Information:					
Basic earnings	$ 1.20	$ 0.91	$ 1.28	$ 1.63	$ 1.70
Diluted earnings	$ 1.19	$ 0.90	$ 1.28	$ 1.63	$ 1.69
Dividends per share	$ 0.64	$ 0.64	$ 0.64	$ 0.64	$ 0.64
Dividend payout ratio	53.33%	70.33%	50.00%	39.26%	37.65%
Book value per share at period end	$ 12.20	$ 11.84	$ 11.86	$ 11.30	$ 10.40
Average shares outstanding:					
Basic	2,432,267	2,535,796	2,617,576	2,723,891	2,804,125
Diluted	2,437,647	2,544,404	2,624,395	2,732,491	2,815,867

	As of or For the Year Ended June 30,				
	2005	2004	2003	2002	2001
Selected Operating Ratios(2):					
Average yield earned on interest-earning assets(3)	4.61%	4.27%	5.36%	6.41%	7.51%
Average rate paid on interest-bearing liabilities	3.27	3.13	3.57	4.13	5.21
Average interest rate spread(4)	1.34	1.14	1.79	2.28	2.30
Net interest margin(4)	1.68	1.47	2.19	2.74	2.83
Ratio of interest-earning assets to interest-bearing liabilities	111.45	111.76	112.56	112.34	111.33
Non-interest expense as a percent of average assets	0.87	0.91	1.05	1.07	0.94
Return on average assets	0.71	0.58	0.89	1.16	1.19
Return on average equity	10.03	7.64	10.97	14.85	17.17
Ratio of average equity to average assets	7.10	7.02	8.10	7.78	6.92
Full-service offices at end of period	5	5	5	5	5
Asset Quality Ratios(2):					
Non-performing loans and troubled debt restructurings as a percent of net total loans(1)	3.49%	3.19%	3.80%	3.30%	2.71%
Non-performing assets as a percent of total assets(1)	0.25	0.19	0.95	1.30	1.27
Non-performing assets and troubled debt restructurings as a percent of total assets	0.52	0.50	0.95	1.30	1.27
Allowance for loan losses as a percent of total loans receivable	1.83	1.97	2.68	1.77	1.47
Allowance for loan losses as a percent of non-performing loans	113.58	163.48	72.68	54.68	55.08
Charge-offs to average loans receivable outstanding during the period	0.37	0.68	0.00	0.04	0.01
Capital Ratios(2):					
Tier 1 risk-based capital ratio	20.99%	18.65%	14.30%	13.42%	14.15%
Total risk-based capital ratio	21.80	19.62	15.57	14.66	15.40
Tier 1 leverage capital ratio	7.14	6.92	8.42	7.69	7.35

(1) Non-performing assets consist of non-performing loans and real estate owned ("REO"). Non-performing loans consist of non-accrual loans and accruing loans greater than 90 days delinquent, while REO consists of real estate acquired through foreclosure and real estate acquired by acceptance of a deed in lieu of foreclosure.

(2) Consolidated asset quality ratios and capital ratios are end of period ratios, except for charge-offs to average net loans. With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods.

(3) Interest and yields on tax-exempt loans and securities (tax-exempt for federal income tax purposes) are shown on a fully taxable equivalent basis.

(4) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities, and net interest margin represents net interest income as a percent of average interest-earning assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS

When used in this Annual Report, or, in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project" or similar expressions are intended to identify "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area and competition that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company wishes to caution readers not to place undue reliance on any such forward looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The Company does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions which may be made to forward looking statements to reflect events or circumstances after the date of statements or to reflect the occurrence of anticipated or unanticipated events.

GENERAL

WVS Financial Corp. ("WVS" or the "Company") is the parent holding company of West View Savings Bank ("West View" or the "Savings Bank"). The Company was organized in July 1993 as a Pennsylvania-chartered unitary bank holding company and acquired 100% of the common stock of the Savings Bank in November 1993.

West View Savings Bank is a Pennsylvania-chartered, SAIF-insured stock savings bank conducting business from six offices in the North Hills suburbs of Pittsburgh. The Savings Bank converted to the stock form of ownership in November 1993. The Savings Bank had no subsidiaries at June 30, 2005.

The operating results of the Company depend primarily upon its net interest income, which is determined by the difference between income on interest-earning assets, principally loans, mortgage-backed securities and investment securities, and interest expense on interest-bearing liabilities, which consist primarily of deposits and borrowings. The Company's net income is also affected by its provision for loan losses, as well as the level of its non-interest income, including loan fees and service charges, and its non-interest expenses, such as compensation and employee benefits, income taxes, deposit insurance and occupancy costs.

The Company's strategic focus includes:

Strong Net Income – During fiscal 2005, Company net income increased 26% and totaled $2.9 million. Diluted earnings per share increased 32% to $1.19.

Enhancing Stockholder Value – During fiscal 2005, the Company returned over $2.7 million to stockholders via cash dividends and stock repurchases.

Commitment to Capital Management – Return on average stockholders' equity increased to 10.03% from 7.64%. The Company has returned in excess of $20 million through the repurchase of 1,368,508 shares or approximately 36% of our issued shares.

Interest Rate Risk Management – During the past fiscal year, the Federal Reserve has increased its targeted federal funds rate eight times – from 1.25% to 3.25%. Intermediate and long-term rates remain stubbornly low with a downward bias. The Company has positioned itself well for this rise in short-term rates by actively managing its asset/liability mix.

Substantial Core Deposits - As of June 30, 2005, $95.3 million or 58.2% of West View's total savings deposits consisted of regular savings and club accounts, money market deposit accounts, and checking accounts. Approximately $44.3 million or 46.5% of core deposits consisted of regular savings and club accounts. Core deposits are considered to be more stable and lower cost funds than certificates of deposit and other borrowings.

Community Based Lending – Due to low market interest rates, West View has limited origination of thirty year mortgage loans to be held in the portfolio. Thirty year mortgage loans continue to be originated on a correspondent basis. Portfolio loan originations have focused on multi-family and commercial real estate loans, construction loans, consumer loans and small business loans for business equipment and inventory.

Strong Non-interest Expense Ratios - For the fiscal years ended June 30, 2005, 2004 and 2003, the Company's ratios of non-interest expense to average assets were 0.87%, 0.91% and 1.05%, respectively. In fiscal 2004, the Company introduced Internet banking and online bill paying to increase customer satisfaction and loyalty.

CHANGES IN FINANCIAL CONDITION

Condensed Balance Sheet

	June 30, 2005	June 30, 2004	Change Dollars	Change Percentage
	(Dollars in Thousands)			
Cash and interest-earning deposits	$ 3,566	$ 3,054	$ 512	16.8%
Investments (1)	352,986	357,704	(4,718)	-1.3
Net loans receivable	60,151	67,968	(7,817)	-11.5
Total assets	421,044	433,624	(12,580)	-2.9
Deposits	164,706	160,563	4,143	2.6
Borrowed funds	224,716	241,375	(16,659)	-6.9
Total liabilities	391,843	404,425	(12,582)	-3.1
Stockholders' equity	29,201	29,199	2	0.0

(1) Includes Federal Home Loan Bank stock and trading securities.

Cash and Interest-Earning Deposits. Cash on hand and interest-earning deposits represent cash equivalents. Cash equivalents increased $512 thousand or 16.8% to $3.6 million at June 30, 2005 from $3.1 million at June 30, 2004. Increases in these accounts were primarily due to increases in customer transaction accounts.

Investments. The Company's investment and mortgage-backed portfolios decreased $4.7 million or 1.3% to $353.0 million at June 30, 2005 from $357.7 million at June 30, 2004. Investment securities decreased $90.3 million or 32.1% to $190.8 million at June 30, 2005. This decrease was due primarily to calls of U.S. Government Agency securities, caused by changes in short, intermediate and long-term market interest rates, the flattening of the Treasury Yield curve and continued high levels of interest rate volatility. Mortgage-backed securities increased $86.6 million or 114.5% to $162.2 million at June 30, 2005. This increase was due primarily to purchases of floating rate mortgage-backed securities, in response to increases in short-term market interest rates. See "Quantitative and Qualitative Disclosures about Market Risk" beginning on page 13.

Net Loans Receivable. Net loans receivable decreased $7.8 million or 11.5% to $60.2 million at June 30, 2005. The decrease in loans receivable was principally the result of principal repayments on the loan portfolio and high levels of refinancing activity due to historically low mortgage interest rates. As part of its asset/liability management strategy, the Company chose to invest substantially all of these proceeds into short-term corporate investments and adjustable rate mortgage-backed securities.

Deposits. Total deposits increased $4.1 million or 2.6% to $164.7 million at June 30, 2005. Transaction accounts increased approximately $3.4 million or 10.0%. Certificates of deposit increased approximately $3.0 million or 4.6% due primarily to higher levels of municipal time deposits. Savings accounts decreased $1.5 million or 3.3% and money market accounts decreased $601 thousand or 4.2%.

Borrowed Funds. Borrowed funds decreased $16.7 million or 6.9% to $224.7 million at June 30, 2005. Other short-term borrowings decreased $22.0 million or 24.0% to $69.7 million, FHLB long-term advances decreased $7.0 million or 4.7% to $142.7 million and FHLB short-term advances increased $12.3 million or 100.00%. The Company repositioned borrowings as part of its assets/liability management program.

Stockholders' Equity. Total stockholders' equity remained unchanged at $29.2 million. Company earnings of $2.9 million were partially offset by $1.6 million of cash dividends paid on the Company's common stock and $1.2 million was used to repurchase 71,964 shares of the Company's common stock. The Company believes that the repurchase of its common stock represented an attractive investment opportunity and favorably added to secondary market liquidity.

RESULTS OF OPERATIONS

Condensed Statements of Income

	June 30, 2005	Change	June 30, 2004	Change	June 30, 2003
		(Dollars in Thousands)			
Interest income	$17,874	$1,868 11.7%	$16,006	($3,225) -16.8%	$19,231
Interest expense	$11,844	$857 7.8%	$10,987	($823) -7.0%	$11,810
Net interest income	$6,030	$1,011 20.1%	$5,019	($2,402) -32.4%	$7,421
Provision for loan losses	($46)	$748 -94.2%	($794)	($566) 248.2%	($228)
Non-interest income	$992	$277 38.7%	$715	($10) -1.4%	$725
Non-interest expense	$3,532	($75) -2.1%	$3,607	($349) -8.8%	$3,956
Income tax expense	$627	$8 1.3%	$619	($451) -42.1%	$1,070
Net income	$2,909	$607 26.4%	$2,302	($1,046) -31.2%	$3,348

General. WVS reported net income of $2.9 million, $2.3 million and $3.3 million for the fiscal years ended June 30, 2005, 2004 and 2003, respectively. The $607 thousand or 26.4% increase in net income during fiscal 2005 was primarily the result of a $1.0 million increase in net interest income, a $277 thousand increase in non-interest income and a $75 thousand decrease in non-interest expense which were partially offset by a $748 thousand decrease in credit provisions for loan losses, and an $8 thousand increase in income tax expense. Earnings per share totaled $1.20 (basic) and $1.19 (diluted) for fiscal 2005 as compared to $0.91 (basic) and $0.90 (diluted) for fiscal 2004. The increase in earnings per share was due to an increase in net income and a reduction in the weighted average number of shares outstanding due to the Company's stock repurchases during fiscal 2005.

Average Balances, Net Interest Income and Yields Earned and Rates Paid. The following average balance sheet table sets forth at and for the periods indicated, information on the Company regarding: (1) the total dollar amounts of interest income on interest-earning assets and the resulting average yields; (2) the total dollar amounts of interest expense on interest-bearing liabilities and the resulting average costs; (3) net interest income; (4) interest rate spread; (5) net interest-earning assets (interest-bearing liabilities); (6) the net yield eamed on interest-earning assets; and (7) the ratio of total interest-earning assets to total interest-bearing liabilities.

	For the Years Ended June 30,								
	2005			2004			2003		
	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
	(Dollars in Thousands)								
Interest-earning assets:									
Net loans receivable(1)	$63,725	$4,206	6.60%	$76,513	$5,180	6.77%	$127,970	$9,524	7.44%
Mortgage-backed securities	103,307	3,981	3.85	84,770	2,347	2.77	82,427	2,854	3.46
Investments - taxable	208,282	8,051	3.87	199,341	6,829	3.43	131,193	5,228	3.98
Investments - tax-free(2)	27,142	2,372	8.74	29,588	2,391	8.08	28,610	2,340	8.18
Interest-bearing deposits	1,818	10	0.55	2,079	9	0.43	2,362	11	0.47
Total interest-earning assets	404,274	18,620	4.61%	392,291	16,756	4.27%	372,562	19,957	5.36%
Non-interest-earning assets	3,849			3,949			4,113		
Total assets	$408,123			$396,240			$376,675		
Interest-bearing liabilities:									
Interest-bearing deposits and escrows	$146,366	$2,238	1.53%	$151,577	$2,321	1.53%	$157,771	$3,312	2.10%
Borrowings	216,380	9,606	4.44	199,439	8,666	4.35	173,226	8,498	4.91
Total interest-bearing liabilities	362,746	11,844	3.27%	351,016	10,987	3.13%	330,997	11,810	3.57%
Non-interest-bearing accounts	12,774			12,542			12,149		
Total interest-bearing liabilities and non-interest-bearing accounts	375,520			363,558			343,146		
Non-interest-bearing liabilities	3,609			2,563			3,020		
Total liabilities	379,129			366,121			346,166		
Retained income	28,994			30,119			30,509		
Total liabilities and retained income	$408,123			$396,240			$376,675		
Net interest income		$6,776			$5,769			$8,147	
Interest rate spread			1.34%			1.14%			1.79%
Net yield on interest-earning assets(3)			1.68%			1.47%			2.19%
Ratio of interest-earning assets to interest-bearing liabilities			111.45%			111.76%			112.56%

(1) Includes non-accrual loans.
(2) Interest and yields on tax-exempt securities (tax-exempt for federal income tax purposes) are shown on a fully taxable equivalent basis utilizing a federal tax rate of 34%.
(3) Net interest income divided by average interest-earning assets.

Rate/Volume Analysis. The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Company's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to: (1) changes in volume (change in volume multiplied by prior year rate), (2) changes in rate (change in rate multiplied by prior year volume), and (3) total change in rate and volume. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume. Changes in interest income on securities reflects the changes in interest income on a fully tax equivalent basis.

	Year Ended June 30,					
	2005 vs. 2004			2004 vs. 2003		
	Increase (Decrease) Due to		Total Increase (Decrease)	Increase (Decrease) Due to		Total Increase (Decrease)
	Volume	Rate		Volume	Rate	
	(Dollars in Thousands)					
Interest-earning assets:						
Net loans receivable	$ (847)	$ (127)	$ (974)	$ (3,550)	$ (794)	$ (4,344)
Mortgage-backed securities	590	1,044	1,634	76	(583)	(507)
Investments - taxable	316	906	1,222	2,402	(801)	1,601
Investments - tax-free	(206)	187	(19)	80	(29)	51
Interest-bearing deposits	(1)	2	1	(1)	(1)	(2)
Total interest-earning assets	(148)	2,012	1,864	(993)	(2,208)	(3,201)
Interest-bearing liabilities:						
Interest-bearing deposits and Escrows	(200)	117	(83)	(222)	(769)	(991)
Borrowings	758	182	940	1,201	(1,033)	168
Total interest-bearing liabilities	558	299	857	979	(1,802)	(823)
Change in net interest income	$ (706)	$1,713	$ 1,007	$ (1,972)	$ (406)	$ (2,378)

Net Interest Income. Net interest income is determined by the Company's interest rate spread (i.e. the difference between the yields earned on its interest-earning assets and the rates paid on its interest-bearing liabilities) and the relative amounts of interest-earning assets and interest-bearing liabilities.

Interest Income. Total interest income increased by $1.9 million or 11.7% during fiscal 2005 and decreased by $3.2 million or 16.8% during fiscal 2004. The increase in fiscal 2005 was primarily a result of increased yields and average balances on the investment and mortgage-backed securities portfolios which were partially offset by a decrease in the average balance and weighted average yield earned on the loan portfolio. The decrease in fiscal 2004 was primarily a result of decreases in the average balance of the loan portfolio and lower yields on Company assets caused by declining market interest rates which were partially offset by increased average balances of the investment and mortgage-backed securities portfolios.

Interest income on investment securities and FHLB stock increased $1.2 million or 14.3% during fiscal 2005 and increased $1.6 million or 23.7% during fiscal 2004. The increase in fiscal 2005 was primarily attributable to a 40 basis point increase in the weighted average yield on the Company's investment securities and a $6.5 million increase in the average balance of the investment securities outstanding. The increase in fiscal 2004 was primarily attributable to a $69.1 million increase in the average balance of the investment securities outstanding, which was partially offset by a 58 basis point decrease in the weighted average yield on the Company's investment securities.

Interest income on mortgage-backed securities increased $1.6 million or 69.6% during fiscal 2005 and decreased $507 thousand or 17.8% during fiscal 2004. The increase in fiscal 2005 was primarily attributable to a 108 basis point increase in the weighted average yield on the Company's mortgage-backed securities portfolio and a $18.5 million increase in the average balance of the mortgage-backed securities portfolio. The decrease in fiscal 2004 was primarily attributable to a 69 basis point decrease in the weighted average yield on the Company's mortgage-backed securities portfolio, which was partially offset by a $2.3 million increase in the average balance of the mortgage-backed securities portfolio.

Interest income on net loans receivable decreased $974 thousand or 18.8% during fiscal 2005 and decreased $4.3 million or 45.6% during fiscal 2004. The decrease in fiscal 2005 was primarily attributable to a $12.8 million decrease in the average balance of net loans outstanding and a 17 basis point decrease in the weighted average yield on the Company's loan portfolio. The decrease in fiscal 2004 was primarily attributable to a $51.5 million decrease in the average balance of net loans outstanding and a 67 basis point decrease in the weighted average yield on the Company's loan portfolio. As part of its asset/liability management strategy, the Company previously limited its origination of longer-term fixed rate loans to mitigate its exposure to a rise in market interest rates. The Company continued to offer longer-term fixed rate loans on a correspondent basis during fiscal 2005 and 2004.

Interest Expense. Total interest expense increased $857 thousand or 7.8% during fiscal 2005 and decreased by $823 thousand or 7.0% during fiscal 2004. The increase in fiscal 2005 was attributable to higher average levels of interest-bearing liabilities and higher rates paid on such liabilities due to the Federal Reserve's tightening of monetary policy. The decrease in fiscal 2004 was attributable to a lower interest expense paid on interest-bearing liabilities due to the Federal Reserve's easing of monetary policy which was partially offset by an increase in average levels of interest-bearing liabilities.

Interest expense on borrowings increased $940 thousand or 10.8% during fiscal 2005 and increased $168 thousand or 2.0% during fiscal 2004. The increase in fiscal 2005 was primarily attributable to a $16.9 million increase in the average balance of borrowings outstanding and a 9 basis point increase in the weighted average yield on the Company's borrowings. The increase in the average balances outstanding was due to a $16.7 million increase in the average balance of other short-term borrowings and a $2.4 million increase in the average balance of short-term FHLB advances, which were partially offset by a $2.2 million decrease in the average balance of long-term FHLB advances. The increase in fiscal 2004 was attributable to a $26.2 million increase in the average balance of borrowings outstanding which was partially offset by a 56 basis point decrease in the weighted average yield on the Company's borrowings. The increase in the average balance of borrowings outstanding was due to $31.0 million increase in the average balance of other short-term borrowings and a $507 thousand increase in long-term FHLB advances, which were partially offset by a $4.3 million decrease in short-term FHLB advances. During both fiscal 2005 and 2004, the Company's borrowings were primarily longer-term with fixed rates of interest.

Interest expense on interest-bearing deposits and escrows decreased $83 thousand or 3.6% in fiscal 2005 and decreased $991 thousand or 29.9% in fiscal 2004. The decrease in fiscal 2005 was primarily attributable to a $5.2 million decrease in the average balance of interest bearing deposits. The decrease in fiscal 2004 was attributable to a 57 basis point decrease in the weighted average yield on the Company's deposits and a $6.2 million decrease in average balance of interest-bearing deposits.

Provision for Loan Losses. A provision for loan losses is charged to earnings to bring the total allowance to a level considered adequate by management to absorb potential losses in the portfolio. Management's determination of the adequacy of the allowance is based on periodic evaluations of the loan portfolio considering past experience, current economic conditions, volume, growth, composition of the loan portfolio and other relevant factors. The Company recorded a credit provision for loan losses of $46 thousand in fiscal 2005, compared to a credit provision of $794 thousand in fiscal 2004. The decrease in the credit provision for fiscal 2005 was primarily attributable to reduced levels of non-performing loans and net loans receivable. The increase in the credit provision for fiscal 2004 was primarily attributable to the work-out of non-performing assets and paydowns on the Company's loan portfolio.

Non-interest Income. Total non-interest income increased by $277 thousand or 38.7% in fiscal 2005 and decreased by $10 thousand or 1.4% in fiscal 2004. The increase in fiscal 2005 was primarily attributable to an increase of $316 thousand in pre-tax securities gains, which was partially offset by decreased deposit account fee income. The decrease in fiscal 2004 was primarily attributable to a decrease in pre-tax securities gains which was partially offset by an increase in deposit account fee income.

Non-interest Expense. Total non-interest expense decreased $75 thousand or 2.1% and decreased $349 thousand or 8.8% during fiscal 2005 and 2004, respectively. The decrease in fiscal 2005 was primarily attributable to decreases in legal expenses and costs associated with the work-out of non-performing assets, payroll and benefit related costs, real estate owned expenses and ATM network expenses, which were partially offset by increases in data processing expenses and fixed asset costs. The decrease in fiscal 2004 was primarily attributable to decreases in payroll and benefit related costs, charitable contributions eligible for Pennsylvania tax credits and legal expenses and costs associated with the work-out of non-performing assets.

Income Taxes. Income taxes increased $8 thousand or 1.3% during fiscal 2005 and decreased $451 thousand or 42.1% during fiscal 2004. The increase in fiscal 2005 was primarily attributable to higher levels of taxable income, which was partially offset by higher levels of interest on FHLB obligations which are not taxable for Pennsylvania Mutual Thrift Tax purposes. The decrease in fiscal 2004 was primarily attributable to lower levels of taxable income. The Company's effective tax rate was 17.7% at June 30, 2005 and 21.2% at June 30, 2004.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity is often analyzed by reviewing the cash flow statement. Cash and cash equivalents increased by $512 thousand during fiscal 2005 primarily due to $12.0 million of net cash provided by investing activities and $3.8 million of net cash provided by operating activities, which were partially offset by $15.3 million of net cash used for financing activities.

Funds provided by operating activities totaled $3.8 million during fiscal 2005 as compared to $2.1 million during fiscal 2004. Net cash provided by operating activities was primarily comprised of $2.9 million of net income and $1.0 million in sales of trading securities.

Funds provided by investing activities totaled $12.0 million during fiscal 2005 as compared to $66.3 million used for investing activities during fiscal 2004. Primary sources of funds during fiscal 2005 include $407.3 million in repayments and sales of investment and mortgage-backed securities (including FHLB stock), and a $7.7 million decrease in net loans receivable, which were partially offset by $403.0 million in purchases of investments and mortgage-backed securities (including FHLB stock). The investment purchases were primarily comprised of callable U.S. Government agency bonds that reprice within two years. The mortgage-backed securities purchases were floating rate instruments that generally reprice on a monthly basis.

Funds used for financing activities totaled $15.3 million for fiscal 2005 as compared to $64.4 million provided by financing activities in fiscal 2004. Primary uses of funds for fiscal 2005 were a $22.0 million decrease in other short-term borrowings, a $7.0 million decrease in FHLB long-term borrowings, $1.6 million in cash dividends and $1.2 million in common stock repurchases, which were partially offset by a $12.3 million increase in FHLB short-term advances and a $4.1 million increase in deposits. During fiscal 2005 the Company purchased 71,964 shares of common stock for approximately $1.2 million. Management has determined that it currently is maintaining adequate liquidity and continues to better match funding sources with lending and investment opportunities.

The Company's primary sources of funds are deposits, amortization, prepayments and maturities of existing loans, mortgage-backed securities and investment securities, funds from operations, and funds obtained through FHLB advances and other borrowings. At June 30, 2005, the total approved loan commitments outstanding amounted to $833 thousand. At the same date, commitments under unused letters and lines of credit amounted to $7.3 million and the unadvanced portion of construction loans approximated $12.3 million. Certificates of deposit scheduled to mature in one year or less at June 30, 2005, totaled $43.8 million. Management believes that a significant portion of maturing deposits will remain with the Company.

The Company's contractual obligations at June 30, 2005 were as follows:

Contractual Obligations
(Dollars in Thousands)

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt	142,736	4,157	3,000	31,079	104,500
Operating lease obligations	72	63	9	-	-
	142,808	4,220	3,009	31,079	104,500

See also Note 13 of the Company's consolidated financial statements.

Historically, the Company used its sources of funds primarily to meet its ongoing commitments to pay maturing certificates of deposit and savings withdrawals, fund loan commitments and maintain a substantial portfolio of investment securities. The Company has been able to generate sufficient cash through the retail deposit market, its traditional funding source, and through FHLB advances and other borrowings, to provide the cash utilized in investing activities. The Company has access to the Federal Reserve Bank Primary Credit Program. Management believes that the Company currently has adequate liquidity available to respond to liquidity demands.

On July 26, 2005, the Company's Board of Directors declared a cash dividend of $0.16 per share payable on August 18, 2005 to shareholders of record at the close of business on August 8, 2005. Dividends are subject to determination and declaration by the Board of Directors, which take into account the Company's financial condition, statutory and regulatory restrictions, general economic conditions and other factors. There can be no assurance that dividends will in fact be paid on the common stock in the future or that, if paid, such dividends will not be reduced or eliminated in future periods.

As of June 30, 2005, WVS Financial Corp. exceeded all regulatory capital requirements and maintained Tier I and total risk-based capital equal to $29.1 million or 21.0% and $30.2 million or 21.8%, respectively, of total risk-weighted assets; and Tier I leverage capital of $29.1 million or 7.1% of average total assets.

Non-performing assets consist of non-accrual loans and real estate owned. A loan is placed on non-accrual status when, in the judgment of management, the probability of collection of interest is deemed insufficient to warrant further accrual. When a loan is placed on non-accrual status, previously accrued but uncollected interest is deducted from interest income. Non-performing assets increased $229 thousand or 27.7% to $1.1 million or 0.25% of total assets, at June 30, 2005. The increase was primarily the result of $542 thousand in loans reclassified as non-performing which were partially offset by $30 thousand in repayments, $58 thousand in loans reclassified as performing due to improved economic performance and $237 thousand in charged off loans.

Impact of Inflation and Changing Prices. The consolidated financial statements of the Company and related notes presented herein have been prepared in accordance with U.S. generally accepted accounting principles which require the measurement of financial condition and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Unlike most industrial companies, substantially all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services since such prices are affected by inflation to a larger degree than interest rates. In the current interest rate environment, liquidity and the maturity structure of the Company's assets and liabilities are critical to the maintenance of acceptable performance levels.

Recent Accounting and Regulatory Pronouncements. The Company's discussion of recent accounting and regulatory pronouncements can be found in Note 1 of the Company's Consolidated Financial Statements.

QUANTATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's primary market risk exposure is interest rate risk and, to a lesser extent, liquidity risk. All of the Company's transactions are denominated in US dollars with no specific foreign exchange exposure. The Savings Bank has no agricultural loan assets and therefore would not have a specific exposure to changes in commodity prices. Any impacts that changes in foreign exchange rates and commodity prices would have on interest rates are assumed to be exogenous and will be analyzed on an ex post basis.

Interest rate risk ("IRR") is the exposure of a banking organization's financial condition to adverse movements in interest rates. Accepting this risk can be an important source of profitability and shareholder value, however excessive levels of IRR can pose a significant threat to the Company's earnings and capital base. Accordingly, effective risk management that maintains IRR at prudent levels is essential to the Company's safety and soundness.

Evaluating a financial institution's exposure to changes in interest rates includes assessing both the adequacy of the management process used to control IRR and the organization's quantitative level of exposure. When assessing the IRR management process, the Company seeks to ensure that appropriate policies, procedures, management information systems and internal controls are in place to maintain IRR at prudent levels with consistency and continuity. Evaluating the quantitative level of IRR exposure requires the Company to assess the existing and potential future effects of changes in interest rates on its consolidated financial condition, including capital adequacy, earnings, liquidity, and, where appropriate, asset quality.

Financial institutions derive their income primarily from the excess of interest collected over interest paid. The rates of interest an institution earns on its assets and owes on its liabilities generally are established contractually for a period of time. Since market interest rates change over time, an institution is exposed to lower profit margins (or losses) if it cannot adapt to interest-rate changes. For example, assume that an institution's assets carry intermediate- or long-term fixed rates and that those assets were funded with short-term liabilities. If market interest rates rise by the time the short-term liabilities must be refinanced, the increase in the institution's interest expense on its liabilities may not be sufficiently offset if assets continue to earn at the long-term fixed rates. Accordingly, an institution's profits could decrease on existing assets because the institution will either have lower net interest income or, possibly, net interest expense. Similar risks exist when assets are subject to contractual interest-rate ceilings, or rate sensitive assets are funded by longer-term, fixed-rate liabilities in a decreasing-rate environment.

During fiscal 2005, the Federal Open-Market Committee increased its intended federal funds rate by twenty-five basis points eight times, from 1.25% at June 30, 2004 to 3.25% at June 30, 2005. As economic conditions continue to improve, we anticipate continued increases in short-term market interest rates. Longer-term yields fell, however, due to well contained inflationary pressures, strong foreign demand for intermediate and long-term Treasury's associated with the U.S. trade deficit with other nations and stronger domestic demand for longer-dated Treasury's from domestic pension funds with limited new treasury issues of longer-term bonds. The benchmark ten year treasury yield continued to experience market volatility and declined sixty-eight basis points from 4.62% at June 30, 2004 to 3.94% at June 30, 2005. The Benchmark two year treasury yield also experienced market volatility and increased ninety-six basis points from 2.70% at June 30, 2004 to 3.66% at June 30, 2005. These changes in short, intermediate and long-term market interest rates, the flattening of the Treasury yield curve and continued high levels on interest rate volatility have precipitated continued prepayments in the Company's loan, investment and mortgage-backed securities portfolios.

During fiscal 2005, principal repayments on the Company's loan, investment and mortgage-backed securities portfolios totaled $28.4 million, $304.0 million and $94.8 million respectively. In response to higher levels of liquidity the Company continued to rebalance its loan, investment and mortgage-backed securities portfolios. Due to the low level of intermediate and long-term market interest rates, the Company continued to reduce its portfolio of long-term fixed rate mortgages while continuing to offer consumer home equity and construction loans. The Company purchased callable U. S. Government Agency bonds in order to earn a higher return while limiting interest rate risk within the portfolio. Within the mortgage-backed securities portfolio, the Company aggressively purchased floating rate securities in order to provide current income and protection against rising short-term market interest rates. Each of the aforementioned strategies also helped to better the interest-rate and liquidity risks associated with the Savings Bank's customers liquidity preference for shorter term deposit products.

The Company also makes available for origination residential mortgage loans with interest rates which adjust pursuant to a designated index, although customer acceptance has been somewhat limited in the Savings Bank's market area. The Company has continued to offer multi-family, commercial real estate, land acquisition and development and shorter-term construction loans, primarily on residential properties, to increase interest income while limiting interest rate risk. The Company has also emphasized higher yielding home equity and small business loans to existing customers and seasoned prospective customers.

As of June 30, 2005, the implementation of these asset and liability management initiatives resulted in the following:

1) the Company's liquidity profile remains strong with $158.0 million callable within 3 months, $2.0 million being callable with 3 to 6 months and $ 1.4 million being callable with 6 to 12 months. Based upon current market conditions, management anticipates that a substantial portion of the investments will be called within the next twelve months;

2) $117.9 million or 61.8% of the Company's investment portfolio (including FHLB stock) was comprised of fixed-to-floating rate bonds which will reprice as follows: 3 months or less - $15.0 million; 3-6 months - $87.9 million; and over 1 year - $15.0 million;

3) $30.1 million or 15.8% of the Company's investment portfolio (including FHLB stock) was comprised of U.S. Government Agency Step-up bonds which will reprice as follows: 1 year or less - $14.9 million from 4.00% to 7.00%; 1-2 years - $10.5 million from 4.00% to 7.00% and over two years - $4.7 million from 4.70% to 6.00%;

4) $8.7 million or 4.6% of the Company's investment portfolio (including FHLB stock) was comprised of corporate demand notes issued by Ford Motor Credit and General Motors Acceptance Corp.;

5) $158.2 million or 97.5% of the Company's portfolio of mortgage-backed securities (including collateralized mortgage obligations – "CMOs") were comprised of floating rate instruments that reprice on a monthly basis;

6) the maturity distribution of the Company's borrowings is as follows: 1 month or less - $80.0 million or 35.6%; 1-6 months - $2.0 million or 0.9%; 6-12 months - $4.2 million or 1.9%; 1-3 years - $3.0 million or 1.3%; 3-5 years - $31.1 million or 13.8%; over 5 years - $104.5 million or 46.5%; and

7) an aggregate of $33.3 million or 55.3% of the Company's net loan portfolio had adjustable interest rates or maturities of less than 12 months.

The effect of interest rate changes on a financial institution's assets and liabilities may be analyzed by examining the "interest rate sensitivity" of the assets and liabilities and by monitoring an institution's interest rate sensitivity "gap". An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within a given time period. A gap is considered positive (negative) when the amount of rate sensitive assets (liabilities) exceeds the amount of rate sensitive liabilities (assets). During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income. During a period of rising interest rates, a positive gap would tend to result in an increase in net interest income.

The following table sets forth certain information at the dates indicated relating to the Company's interest-earning assets and interest-bearing liabilities which are estimated to mature or are scheduled to reprice within one year.

	June 30,		
	2005	2004	2003
	(Dollars in Thousands)		
Interest-earning assets maturing or repricing within one year	$ 318,015	$ 288,451	$ 262,782
Interest-bearing liabilities maturing or repricing within one year	181,085	171,655	133,418
Interest sensitivity gap	$ 136,930	$ 116,796	$ 129,364
Interest sensitivity gap as a percentage of total assets	32.5%	26.9%	35.2%
Ratio of assets to liabilities maturing or repricing within one year	175.6%	168.0%	197.0%

During fiscal 2005, the Company managed its one year interest sensitivity gap by: (1) limiting the portfolio origination of long-term fixed rate mortgages; (2) emphasizing loans with shorter terms or repricing frequencies; (3) purchasing investments with maturities/repricing dates within 2 years; and (4) purchasing floating rate CMO's which reprice on a monthly basis.

The following table illustrates the Company's estimated stressed cumulative repricing gap – the difference between the amount of interest-earning assets and interest-bearing liabilities expected to reprice at a given point in time – at June 30, 2005. The table estimates the impact of an upward or downward change in market interest rates of 100 and 200 basis points.

Cummulative Stressed Repricing Gap

	Month 3	Month 6	Month 12	Month 24	Month 36	Month 60	Long Term
				(Dollars in Thousands)			
Base Case Up 200 bp							
Cummulative Gap ($'s)	96,612	106,218	123,258	163,624	162,320	145,766	27,358
% of Total Assets	22.9%	25.2%	29.3%	38.9%	38.6%	34.6%	6.5%
Base Case Up 100 bp							
Cummulative Gap ($'s)	97,747	107,707	132,806	170,347	167,071	154,009	27,358
% of Total Assets	23.2%	25.6%	31.5%	40.5%	39.7%	36.6%	6.5%
Base Case No Change							
Cummulative Gap ($'s)	99,022	110,218	136,930	176,119	173,538	158,987	27,358
% of Total Assets	23.5%	26.2%	32.5%	41.8%	41.2%	37.8%	6.5%
Base Case Down 100 bp							
Cummulative Gap ($'s)	120,155	129,839	148,278	186,207	181,557	161,853	27,358
% of Total Assets	28.5%	30.8%	35.2%	44.2%	43.1%	38.4%	6.5%
Base Case Down 200 bp							
Cummulative Gap ($'s)	199,239	205,156	193,703	191,019	183,388	161,950	27,358
% of Total Assets	47.3%	48.7%	46.0%	45.4%	43.6%	38.5%	6.5%

Beginning in the third quarter of fiscal 2001, the Company began to utilize an income simulation model to measure interest rate risk and to manage interest rate sensitivity. The Company believes that income simulation modeling may enable the Company to better estimate the possible effects on net interest income due to changing market interest rates. Other key model parameters include: estimated prepayment rates on the Company's loan, mortgage-backed securities and investment portfolios; savings decay rate assumptions; and the repayment terms and embedded options of the Company's borrowings.

The following table presents the simulated impact of a 100 and 200 basis point upward or downward shift in market interest rates and the estimated impact on net interest income, return on average equity, return on average assets and the market value of portfolio equity at June 30, 2005 and June 30, 2004.

Analysis of Sensitivity to Changes in Market Interest Rates

	Modeled Change in Market Interest Rates									
	June 30, 2005					June 30, 2004				
Estimated impact on:	-200	-100	0	+100	+200	-200	-100	0	+100	+200
Change in net interest income	-88.1%	-26.6%	0.00%	17.6%	38.0%	-44.9%	-20.6%	0.00%	38.8%	64.4%
Return on average equity	-5.26%	4.42%	8.33%	10.83%	13.69%	0.33%	4.01%	7.00%	12.39%	15.78%
Return on average assets	-0.34%	0.30%	0.58%	0.76%	0.97%	0.02%	0.29%	0.51%	0.92%	1.19%
Market value of equity (in thousands)	$11,310	$18,758	$24,370	$23,484	$15,770	$16,255	$21,386	$27,424	$26,957	$20,079

The table below provides information about the Company's anticipated transactions comprised of firm loan commitments and other commitments, including undisbursed letters and lines of credit. The Company used no derivative financial instruments to hedge such anticipated transactions as of June 30, 2005.

Anticipated Transactions	(Dollars in Thousands)
Undisbursed construction and development loans	
Fixed rate	$ 6,990
	6.48%
Adjustable rate	$ 5,349
	6.80%
Undisbursed lines of credit	
Adjustable rate	$ 6,378
	6.28%
Loan origination commitments	
Fixed rate	$ 533
	6.62%
Adjustable rate	$ 300
	6.52%
Letters of credit	
Adjustable rate	$ 923
	7.26%
	$ 20,473



SNODGRASS

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
WVS Financial Corp.

We have audited the accompanying consolidated balance sheet of WVS Financial Corp. and subsidiary as of June 30, 2005 and 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WVS Financial Corp. and subsidiary as of June 30, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2005, in conformity with U.S. generally accepted accounting principles.

S.R. Snodgrass, A.C.

Wexford, PA
July 28, 2005

S.R. Snodgrass, A.C. • 1000 Stonewood Drive, Suite 200 • Wexford, Pennsylvania 15090-8399 • Phone: (724) 934-0344 • Facsimile: (724) 934-0345

WVS FINANCIAL CORP.
CONSOLIDATED BALANCE SHEET
(In thousands, except per share data)

	June 30, 2005	June 30, 2004
ASSETS		
Cash and due from banks	$ 900	$ 769
Interest-earning demand deposits	2,666	2,285
Total cash and cash equivalents	3,566	3,054
Trading securities	-	993
Investment securities available for sale (amortized cost of $9,155 and $4,113)	9,155	4,416
Investment securities held to maturity (market value of $174,323 and $271,103)	173,911	269,173
Mortgage-backed securities available for sale (amortized cost of $2,893 and $3,234)	3,120	3,357
Mortgage-backed securities held to maturity (market value of $159,566 and $72,099)	159,031	72,233
Net loans receivable (allowance for loan losses of $1,121 and $1,370)	60,151	67,968
Accrued interest receivable	2,057	2,456
Federal Home Loan Bank stock, at cost	7,769	7,532
Premises and equipment	939	1,077
Other assets	1,345	1,365
TOTAL ASSETS	$ 421,044	$ 433,624
LIABILITIES		
Deposits	$ 164,706	$ 160,563
Federal Home Loan Bank advances	155,036	149,736
Other borrowings	69,680	91,639
Accrued interest payable	1,260	1,197
Other liabilities	1,161	1,290
TOTAL LIABILITIES	391,843	404,425
STOCKHOLDERS' EQUITY		
Preferred stock, no par value; 5,000,000 shares authorized; none outstanding	-	-
Common stock, par value $.01; 10,000,000 shares authorized; 3,762,618 and 3,762,968 shares issued	38	38
Additional paid-in capital	20,726	20,727
Treasury stock (1,368,508 and 1,296,544 shares at cost)	(20,594)	(19,377)
Retained earnings - substantially restricted	28,885	27,535
Accumulated other comprehensive income	149	281
Unallocated shares - Recognition and Retention Plans	(3)	(5)
TOTAL STOCKHOLDERS' EQUITY	29,201	29,199
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 421,044	$ 433,624

See accompanying notes to the consolidated financial statements.

WVS FINANCIAL CORP.
CONSOLIDATED STATEMENT OF INCOME
(In thousands, except per share data)

	Year Ended June 30, 2005	2004	2003
INTEREST AND DIVIDEND INCOME			
Loans	$ 4,206	$ 5,180	$ 9,524
Investment securities	9,499	8,350	6,590
Mortgage-backed securities	3,981	2,347	2,854
Interest-earning demand deposits	10	9	11
Federal Home Loan Bank stock	178	120	252
Total interest and dividend income	17,874	16,006	19,231
INTEREST EXPENSE			
Deposits	2,238	2,321	3,312
Federal Home Loan Bank advances	8,119	8,120	8,224
Other borrowings	1,487	546	274
Total interest expense	11,844	10,987	11,810
NET INTEREST INCOME	6,030	5,019	7,421
Recovery for loan losses	(46)	(794)	(228)
NET INTEREST INCOME AFTER RECOVERY FOR LOAN LOSSES	6,076	5,813	7,649
NONINTEREST INCOME			
Service charges on deposits	361	385	361
Investment securities gains	336	20	64
Other	295	310	300
Total noninterest income	992	715	725
NONINTEREST EXPENSE			
Salaries and employee benefits	1,971	1,992	2,240
Occupancy and equipment	438	433	398
Data processing	267	231	221
Correspondent bank charges	134	142	152
Other	722	809	945
Total noninterest expense	3,532	3,607	3,956
Income before income taxes	3,536	2,921	4,418
Income taxes	627	619	1,070
NET INCOME	$ 2,909	$ 2,302	$ 3,348
EARNINGS PER SHARE:			
Basic	$ 1.20	$ 0.91	$ 1.28
Diluted	1.19	0.90	1.28
AVERAGE SHARES OUTSTANDING:			
Basic	2,432,267	2,535,796	2,617,576
Diluted	2,437,647	2,544,404	2,624,395

See accompanying notes to the consolidated financial statements.

WVS FINANCIAL CORP.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(In thousands, except per share data)

	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings-Substantially Restricted	Unallocated Shares Held by RRP	Accumulated Other Comprehensive Income (Loss)	Total
Balance June 30, 2002	$ 37	$ 20,037	$ (15,133)	$ 25,183	$ (72)	$ 201	$ 30,253
Comprehensive income:							
Net income				3,348			3,348
Unrealized gain on available-for-sale securities, net of taxes of $66						128	128
Tax benefit from stock grants issued under RRPs		104					104
Accrued compensation expense for RRPs					22		22
Exercise of stock options		71					71
Purchase of treasury stock			(1,634)				(1,634)
Cash dividends declared ($0.64 per share)				(1,674)			(1,674)
Balance June 30, 2003	37	20,212	(16,767)	26,857	(50)	329	30,618
Comprehensive income:							
Net income				2,302			2,302
Unrealized loss on available-for-sale securities, net of taxes of $25						(48)	(48)
Tax benefit from stock grants issued under RRPs		27					27
Accrued compensation expense for RRPs					5		5
Cancellation of unallocated RRP shares					40		40
Exercise of stock options	1	488					489
Purchase of treasury stock			(2,610)				(2,610)
Cash dividends declared ($0.64 per share)				(1,624)			(1,624)
Balance June 30, 2004	38	20,727	(19,377)	27,535	(5)	281	29,199
Comprehensive income:							
Net income				2,909			2,909
Unrealized loss on available for sale securities, net of taxes of $68						(132)	(132)
Purchase of treasury stock			(1,217)				(1,217)
Cash dividends declared ($0.64 per share)				(1,559)			(1,559)
Other, net		(1)			2		1
Balance June 30, 2005	$ 38	$ 20,726	$ (20,594)	$ 28,885	$ (3)	$ 149	$ 29,201

See accompanying notes to the consolidated financial statements.

WVS FINANCIAL CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands)

	Year Ended June 30,		
	2005	2004	2003
OPERATING ACTIVITIES			
Net income	$ 2,909	$ 2,302	$ 3,348
Adjustments to reconcile net income to net cash provided by operating activities:			
Recovery for loan losses	(46)	(794)	(228)
Depreciation	193	188	156
Investment securities gains	(336)	(20)	(64)
Amortization of discounts, premiums, and deferred loan fees	(415)	1,166	3,205
Purchase of trading securities	-	(999)	-
Sale of trading securities	1,000	-	-
Deferred income taxes	73	171	43
Decrease in accrued interest receivable	399	344	1,103
Increase (decrease) in accrued interest payable	63	(252)	(249)
Other, net	(43)	20	(263)
Net cash provided by operating activities	3,797	2,126	7,051
INVESTING ACTIVITIES			
Available for sale:			
Purchase of investment and mortgage-backed securities	(26,145)	(23,890)	(25,836)
Proceeds from repayments of investment and mortgage-backed securities	20,364	45,852	10,313
Proceeds from sales of investment and mortgage-backed securities	1,409	251	639
Held to maturity:			
Purchase of investment and mortgage-backed securities	(368,064)	(401,567)	(259,234)
Proceeds from repayments of investment and mortgage-backed securities	377,002	288,489	246,069
Net decrease in net loans receivable	7,733	23,751	61,131
Purchase of Federal Home Loan Bank stock	(8,761)	(1,584)	(1,021)
Redemption of Federal Home Loan Bank stock	8,524	1,849	1,505
Acquisition of premises and equipment	(55)	(34)	(391)
Other, net	-	572	220
Net cash provided by (used for) investing activities	12,007	(66,311)	33,395
FINANCING ACTIVITIES			
Net Increase (decrease) in deposits	4,143	(10,363)	(6,746)
Net increase (decrease) in Federal Home Loan Bank short-term advances	12,300	(3,875)	3,875
Net increase (decrease) in other borrowings	(21,959)	82,186	(24,278)
Proceeds from Federal Home Loan Bank long-term advances	-	500	578
Repayments of Federal Home Loan Bank long-term advances	(7,000)	(279)	(11,000)
Net proceeds from exercise of stock options	-	489	71
Cash dividends paid	(1,559)	(1,624)	(1,674)
Purchase of treasury stock	(1,217)	(2,610)	(1,634)
Net cash provided by (used for) financing activities	(15,292)	64,424	(40,808)
Increase (decrease) in cash and cash equivalents	512	239	(362)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3,054	2,815	3,177
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 3,566	$ 3,054	$ 2,815
SUPPLEMENTAL CASH FLOW INFORMATION			
Cash paid during the year for:			
Interest	$ 11,782	$ 11,238	$ 12,059
Taxes	655	363	1,049

See accompanying notes to the consolidated financial statements.

WVS FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

WVS Financial Corp. ("WVS" or the "Company") is a Pennsylvania-chartered unitary bank holding company which owns 100 percent of the common stock of West View Savings Bank ("West View" or the "Savings Bank"). The operating results of the Company depend primarily upon the operating results of the Savings Bank and, to a lesser extent, income from interest-earning assets such as investment securities.

West View is a Pennsylvania-chartered, SAIF-insured stock savings bank conducting business from six offices in the North Hills suburbs of Pittsburgh. The Savings Bank's principal sources of revenue originate from its portfolio of residential real estate and commercial mortgage loans as well as income from investment and mortgage-backed securities.

The Company is supervised by the Board of Governors of the Federal Reserve System, while the Savings Bank is subject to regulation and supervision by the Federal Deposit Insurance Corporation ("FDIC") and the Pennsylvania Department of Banking.

Basis of Presentation

The consolidated financial statements include the accounts of WVS and its wholly owned subsidiary, West View. All intercompany transactions have been eliminated in consolidation. The accounting and reporting policies of WVS and West View conform to U.S. generally accepted accounting principles. The Company's fiscal year end for financial reporting is June 30. For regulatory and income tax reporting purposes, WVS reports on a December 31 calendar year basis.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and revenues and expenses for that period. Actual results could differ significantly from those estimates.

Investment and Mortgage-Backed Securities

Investment securities are classified at the time of purchase as securities held to maturity or securities available for sale based on management's ability and intent. Debt and mortgage-backed securities acquired with the ability and intent to hold to maturity are stated at cost adjusted for amortization of premium and accretion of discount, which are computed using the level-yield method and recognized as adjustments of interest income. Amortization rates for mortgage-backed securities are periodically adjusted to reflect changes in the prepayment speeds of the underlying mortgages. Certain other debt, equity, and mortgage-backed securities have been classified as available for sale to serve principally as a source of liquidity. Unrealized holding gains and losses for available-for-sale securities are reported as a separate component of stockholders' equity, net of tax, until realized. Realized securities gains and losses are computed using the specific identification method. Interest and dividends on investment and mortgage-backed securities are recognized as income when earned.

Common stock of the Federal Home Loan Bank (the "FHLB") represents ownership in an institution, which is wholly owned by other financial institutions. This equity security is accounted for at cost and reported separately on the accompanying Consolidated Balance Sheet.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Trading Securities

Trading securities are held for resale in anticipation of short-term (generally 90 days or less) fluctuations in market prices. Trading securities are stated at fair value. Realized and unrealized gains and losses are included in noninterest income as investment securities gains.

Net Loans Receivable

Net loans receivable are reported at their principal amount, net of the allowance for loan losses and deferred loan fees. Interest on mortgage, consumer, and commercial loans is recognized on the accrual method. The Company's general policy is to stop accruing interest on loans when, based upon relevant factors, the collection of principal or interest is doubtful, regardless of the contractual status. Interest received on nonaccrual loans is recorded as income or applied against principal according to management's judgment as to the collectibility of such principal.

Loan origination and commitment fees, and all incremental direct loan origination costs, are deferred and recognized over the contractual remaining lives of the related loans on a level-yield basis.

Allowance for Loan Losses

The allowance for loan losses represents the amount which management estimates is adequate to provide for probable losses inherent in its loan portfolio. The allowance method is used in providing for loan losses. Accordingly, all loan losses are charged to the allowance, and all recoveries are credited to it. The allowance for loan losses is established through a provision for loan losses charged to operations. The provision for loan losses is based on management's periodic evaluation of individual loans, economic factors, past loan loss experience, changes in the composition and volume of the portfolio, and other relevant factors. The estimates used in determining the adequacy of the allowance for loan losses, including the amounts and timing of future cash flows expected on impaired loans, are particularly susceptible to changes in the near term.

Impaired loans are commercial and commercial real estate loans for which it is probable the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. The Company individually evaluates such loans for impairment and does not aggregate loans by major risk classifications. The definition of "impaired loans" is not the same as the definition of "nonaccrual loans," although the two categories overlap. The Company may choose to place a loan on nonaccrual status due to payment delinquency or uncertain collectibility, while not classifying the loan as impaired if the loan is not a commercial or commercial real estate loan. Factors considered by management in determining impairment include payment status and collateral value. The amount of impairment for these types of impaired loans is determined by the difference between the present value of the expected cash flows related to the loan, using the original interest rate, and its recorded value, or as a practical expedient in the case of collateralized loans, the difference between the fair value of the collateral and the recorded amount of the loans. When foreclosure is probable, impairment is measured based on the fair value of the collateral.

Mortgage loans on one-to-four family properties and all consumer loans are large groups of smaller-balance homogeneous loans and are measured for impairment collectively. Loans that experience insignificant payment delays, which are defined as 90 days or less, generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis taking into consideration all circumstances surrounding the loan and the borrower, including the length of the delay, the borrower's prior payment record, and the amount of shortfall in relation to the principal and interest owed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Real Estate Owned

Real estate owned acquired through foreclosure is carried at the lower of cost or fair value minus estimated costs to sell. Costs relating to development and improvement of the property are capitalized, whereas costs of holding such real estate are expensed as incurred. Valuation allowances for estimated losses are provided when the carrying value of the real estate acquired exceeds the fair value.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is principally computed on the straight-line method over the estimated useful lives of the related assets, which range from 3 to 10 years for furniture and equipment and 25 to 50 years for building premises. Leasehold improvements are amortized over the shorter of their estimated useful lives or their respective lease terms, which range from 7 to 15 years. Expenditures for maintenance and repairs are charged against income as incurred. Costs of major additions and improvements are capitalized.

Income Taxes

Deferred tax assets and liabilities are computed based on the difference between the financial statement and the income tax basis of assets and liabilities using the enacted marginal tax rates. Deferred income taxes or benefits are based on the changes in the deferred tax asset or liability from period to period.

The Company files a consolidated federal income tax return. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which such items are expected to be realized or settled. As changes in tax rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Earnings Per Share

The Company provides dual presentation of basic and diluted earnings per share. Basic earnings per share are calculated by dividing net income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share are calculated by dividing net income available to common stockholders, adjusted for the effects of any dilutive securities, by the weighted-average number of common shares outstanding, adjusted for the effects of any dilutive securities.

Stock Options

The Company maintains stock option plans for key officers, employees, and nonemployee directors.

As permitted under Statement of Financial Accounting Standards ("FAS") No. 123, *"Accounting for Stock-Based Compensation,"* the Company has elected to continue following Accounting Principles Board Opinion No. 25, *"Accounting for Stock Issued to Employees"* ("APB 25"), and related interpretations, in accounting for stock-based awards to employees. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized in the Company's financial statements. Had compensation expense included stock option plan costs determined based on the fair value at the grant dates for options granted under these plans consistent with FAS No. 123, pro forma net income and earnings per share would not have been materially different than that presented on the Consolidated Statement of Income.

(In thousands, except per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive Income

The Company is required to present comprehensive income and its components in a full set of general-purpose financial statements for all periods presented. Other comprehensive income is composed exclusively of net unrealized holding gains (losses) on its available-for-sale securities portfolio. The Company has elected to report the effects of its other comprehensive income as part of the Consolidated Statement of Stockholders' Equity.

Cash Flow Information

Cash and cash equivalents include cash and due from banks and interest-earning demand deposits.

Reclassification of Comparative Figures

Certain comparative amounts for prior years have been reclassified to conform to current year presentations. Such reclassifications did not affect net income or stockholders' equity.

Recent Accounting Pronouncements

In March 2004, the Financial Accounting Standards Board ("FASB") reached consensus on the guidance provided by Emerging Issues Task Force Issue 03-1 ("EITF 03-1"), *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.* The guidance is applicable to debt and equity securities that are within the scope of FASB Statement of Financial Accounting Standard ("SFAS") No. 115, *Accounting for Certain Investments In Debt and Equity Securities* and certain other investments. EITF 03-1 specifies that an impairment would be considered other than temporary unless: (a) the investor has the ability and intent to hold an investment for a reasonable period of time sufficient for the recovery of the fair value up to (or beyond) the cost of the investment, and (b) evidence indicating the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary. EITF 03-1 cost method investment and disclosure provisions were effective for reporting periods ending after June 15, 2004. The measurement and recognition provisions relating to debt and equity securities have been delayed until the FASB issues additional guidance. The Company adopted cost method investment and disclosure provisions of EITF 03-1 on June 30, 2004. The adoption did not have a material impact on the consolidated financial statements, results of operations or liquidity of the Company.

This statement is effective for loans acquired in fiscal years beginning after December 31, 2004. SOP 03-3 applies to a loan that is acquired where it is probable, at acquisition, that a transferee will be unable to collect all contractually required payments receivable. SOP 03-3 requires the recognition, as accretable yield, of the excess of all cash flows expected at acquisition over the investor's initial investment in the loan as interest income on a level-yield basis over the life of the loan. The amount by which the loan's contractually required payments exceed the amount of its expected cash flows at acquisition may not be recognized as an adjustment to yield, a loss accrual, or a valuation allowance for credit risk.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued)

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment* (FAS No. 123R). FAS No. 123R revised FAS No. 123, *Accounting for Stock-Based Compensation*, and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and its related implementation guidance. FAS No. 123R will require compensation costs related to share-based payment transactions to be recognized in the financial statement (with limited exceptions). The amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. Compensation cost will be recognized over the period that an employee provides service in exchange for the award.

In April, the Securities and Exchange Commission adopted a new rule that amends the compliance dates for FAS No. 123R. The Statement requires that compensation cost relating to share-based payment transactions be recognized in financial statements and that this cost be measured based on the fair value of the equity or liability instruments issued. FAS No. 123R covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. The Company will adopt FAS No. 123R on July 1, 2005. Management has determined that unless additional options are granted, there will be no impact on future earnings as a result of the adoption.

In March 2005, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 107 ("SAB No. 107"), *Share-Based Payment,* providing guidance on option valuation methods, the accounting for income tax effects of share-based payment arrangements upon adoption of FAS No. 123R, and the disclosures in MD&A subsequent to the adoption. The Company will provide SAB No. 107 required disclosures upon adoption of FAS No. 123R on July 1, 2005. Management has determined that unless additional options are granted, there will be no impact on the Company's financial statements as a result of the adoption.

In December 2004, FASB issued FAS No. 153, *Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29.* The guidance in APB Opinion No. 29, *Accounting for Nonmonetary Transactions,* is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. FAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of FAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted, and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

In June 2005, the FASB issued FAS No. 154, *Accounting Changes and Errors Corrections, a replacement of APB Opinion No. 20 and FAS No. 3.* The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. FAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impractical. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. FAS No. 154 improves the financial reporting because its requirements enhance the consistency of financial reporting between periods.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except per share data)

2. EARNINGS PER SHARE

The following table sets forth the computation of the weighted-average common shares used to calculate basic and diluted earnings per share.

	2005	2004	2003
Weighted-average common shares issued	3,762,892	3,747,821	3,731,949
Average treasury stock shares	(1,330,625)	(1,212,025)	(1,114,373)
Weighted-average common shares and common stock equivalents used to calculate basic earnings per share	2,432,267	2,535,796	2,617,576
Additional common stock equivalents (stock options) used to calculate diluted earnings per share	5,380	8,608	6,819
Weighted-average common shares and common stock equivalents used to calculate diluted earnings per share	2,437,647	2,544,404	2,624,395

There are no convertible securities that would affect the numerator in calculating basic and diluted earnings per share; therefore, net income as presented on the Consolidated Statement of Income is used.

3. COMPREHENSIVE INCOME

Other comprehensive income primarily reflects changes in net unrealized gains (losses) on available-for-sale securities. Total comprehensive income for the years ended June 30 is summarized as follows:

	2005	2004	2003
Net Income	$ 2,909	$ 2,302	$ $ 3,348
Other comprehensive income:			
Unrealized gains (losses) on available-for-sale securities	(536)	(93)	258
Less: Reclassification adjustment for gain included in net income	336	20	64
Other comprehensive income (loss) before tax	(200)	(73)	194
Income tax expense (benefit) related to other comprehensive income (loss)	(68)	(25)	66
Other comprehensive income (loss), net of tax	(132)	(48)	128
Comprehensive income	$ 2,777	$ $ 2,254	$ 3,476

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except per share data)

4. INVESTMENT SECURITIES

The amortized cost and estimated market values of investments are as follows:

2005	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
AVAILABLE FOR SALE				
Corporate debt securities	$ 9,155	$ -	$ -	$ 9,155
Total	$ 9,155	$ -	$ -	$ 9,155
HELD TO MATURITY				
U.S. Government agency securities	$ 149,360	$ 77	$ (493)	$ 148,944
Obligations of states and political subdivisions	24,551	848	(20)	25,379
Total	$ 173,911	$ 925	$ (513)	$ 174,323

2004	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
AVAILABLE FOR SALE				
Corporate debt securities	$ 2,532	$ 18	$ -	$ 2,550
Equity securities	1,581	313	(28)	1,866
Total	$ 4,113	$ 331	$ (28)	$ 4,416
HELD TO MATURITY				
U.S. Government agency securities	$ 223,808	$ 1,176	$ (864)	$ 224,120
Corporate debt securities	13,772	16	-	13,788
Obligations of states and political subdivisions	31,593	1,641	(39)	33,195
Total	$ 269,173	$ 2,833	$ (903)	$ 271,103

In 2005, 2004, and 2003, the Company recorded realized investment security gains, and unrealized holding gains and losses for trading securities, of $336, $20, and $64. Proceeds from sales of investment securities during 2005, 2004, and 2003, were $1,409, $251, and $639.

(In thousands, except per share data)

4. INVESTMENT SECURITIES (Continued)

The amortized cost and estimated market values of debt securities at June 30, 2005, by contractual maturity, are shown below. Expected maturities may differ from the contractual maturities because issuers may have the right to call securities prior to their final maturities.

	Due in one year or less	Due after one through five years	Due after five through ten years	Due after ten years	Total
AVAILABLE FOR SALE					
Amortized cost	$ 9,155	$ -	$ -	$ -	$ 9,155
Estimated market value	9,155	-	-	-	9,155
HELD TO MATURITY					
Amortized cost	$ -	$ -	$ 6,261	$ 167,650	$ 173,911
Estimated market value	-	-	6,478	167,845	174,323

Investment securities with amortized costs of $101,208 and $138,899 and estimated market values of $100,951 and $139,411 at June 30, 2005 and 2004, respectively, were pledged to secure public deposits, repurchase agreements, and for other purposes as required by law.

5. MORTGAGE-BACKED SECURITIES

The amortized cost and estimated market values of mortgage-backed securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
2005				
AVAILABLE FOR SALE				
Fannie Mae	$ 449	$ 25	$ -	$ 474
Government National Mortgage Association certificates	2,333	196		2,529
Freddie Mac	44	1	-	45
Collateralized mortgage obligations	67	5	-	72
Total	$ 2,893	$ 227	$ -	$ 3,120
HELD TO MATURITY				
Fannie Mae	$ 16	$ 1	$ -	$ 17
Government National Mortgage Association certificates	370	25	-	395
Freddie Mac	9	1	-	10
Collateralized mortgage obligations	158,636	525	(17)	159,144
Total	$ 159,031	$ 552	$ (17)	$ 159,566

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except per share data)

5. MORTGAGE-BACKED SECURITIES (Continued)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
2004				
AVAILABLE FOR SALE				
Fannie Mae	$ 686	$ 37	$ -	$ 723
Government National Mortgage Association certificates	2,411	80	(1)	2,490
Freddie Mac	45	1	-	46
Collateralized mortgage obligations	92	6	-	98
Total	$ 3,234	$ 124	$ (1)	$ 3,357
HELD TO MATURITY				
Fannie Mae	$ 19	$ -	$ -	$ 19
Government National Mortgage Association certificates	591	42	-	633
Freddie Mac	17	-	-	17
Collateralized mortgage obligations	71,606	117	(293)	71,430
Total	$ 72,233	$ 159	$ (293)	$ 72,099

The amortized cost and estimated market value of mortgage-backed securities at June 30, 2005, by contractual maturity, are shown below. Expected maturities may differ from the contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Due in one year or less	Due after one through five years	Due after five through ten years	Due after ten years	Total
AVAILABLE FOR SALE					
Amortized cost	$ -	$ 13	$ -	$ 2,880	$ 2,893
Estimated market value	-	13	-	3,107	3,120
HELD TO MATURITY					
Amortized cost	$ -	$ 18	$ 13	$ 159,000	$ 159,031
Estimated market value	-	18	13	159,535	159,566

At June 30, 2005 and 2004, mortgage-backed securities with an amortized cost of $112,047 and $65,496 and estimated market values of $112,730 and $65,486, were pledged to secure borrowings with the Federal Home Loan Bank.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except per share data)

6. UNREALIZED LOSSES ON SECURITIES

The following table shows the Company's gross unrealized losses and fair value, aggregated by category and length of time that the individual securities have been in a continuous unrealized loss position, at June 30, 2005.

	Less than Twelve Months		Twelve Months or Greater		Total	
	Estimated Market Value	Gross Unrealized Losses	Estimated Market Value	Gross Unrealized Losses	Estimated Market Value	Gross Unrealized Losses
U.S. government agencies securities	$ 113,715	$ (493)	$ -	$ -	$ 113,715	$ (493)
Obligations of states and political subdivisions	-	-	1,316	(20)	1,316	(20)
Collateralized mortgage obligations	43,107	(16)	277	(1)	43,384	(17)
Total	$ 156,822	$ (509)	$ 1,593	$ (21)	$ 158,415	$ (530)

The policy of the Company is to recognize an other-than-temporary impairment of equity securities where the fair value has been significantly below cost for three consecutive quarters. For fixed maturity investments with unrealized losses due to interest rates where the Company has the positive intent and ability to hold the investment for a period of time sufficient to allow a market recovery, declines in value below cost are not assumed to be other than temporary. The Company reviews its position quarterly and has asserted that at June 30, 2005, the declines outlined in the above table represent temporary declines and the Company does have the intent and ability either to hold those securities to maturity or to allow a market recovery.

The Company has concluded that any impairment of its investment securities portfolio is not other than temporary but is the result of interest rate changes, sector credit changes, or Company-specific rating changes that are not expected to result in the noncollection of principal and interest during the period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except per share data)

7. NET LOANS RECEIVABLE

Major classifications of loans are summarized as follows:

	2005	2004
First mortgage loans:		
1 - 4 family dwellings	$ 20,680	$ 25,825
Construction	22,065	18,070
Land acquisition and development	5,884	7,947
Multi-family dwellings	4,960	4,761
Commercial	8,561	9,950
	62,150	66,553
Consumer loans:		
Home equity	6,504	7,086
Home equity lines of credit	3,578	3,932
Other	1,089	870
	11,171	11,888
Commercial loans	915	968
Less:		
Undisbursed construction and land development	12,882	9,956
Net deferred loan fees	82	115
Allowance for loan losses	1,121	1,370
	14,085	11,441
Net loans receivable	$ 60,151	$ 67,968

The Company's primary business activity is with customers located within its local trade area of Northern Allegheny and Southern Butler counties. The Company has concentrated its lending efforts by granting residential and construction mortgage loans to customers throughout its immediate trade area. The Company also selectively funds and participates in commercial and residential mortgage loans outside of its immediate trade area, provided such loans meet the Company's credit policy guidelines. At June 30, 2005 and 2004, the Company had approximately $14 million and $15 million, respectively, of outstanding loans for land development and construction in the local trade area. Although the Company had a diversified loan portfolio at June 30, 2005 and 2004, loans outstanding to individuals and businesses are dependent upon the local economic conditions in its immediate trade area.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except per share data)

7. NET LOANS RECEIVABLE (Continued)

Total nonaccrual loans and troubled debt restructurings and the related interest income recognized for the years ended June 30 are as follows:

	2005	2004	2003
Principal outstanding	$ 2,101	$ 2,181	$ 3,481
Interest income that would have been recognized	150	123	256
Interest income recognized	99	94	26
Interest income foregone	$ 51	$ 29	$ 230

The following table is a summary of the loans considered to be impaired as of June 30:

	2005	2004	2003
Impaired loans with an allocated allowance	$ -	$ 1,900	$ 3,423
Impaired loans without an allocated allowance	-	-	-
Total impaired loans	$ -	$ 1,900	$ 3,423
Allocated allowance on impaired loans	$ -	$ 762	$ 1,816
Average impaired loans	-	1,836	3,441
Income recognized on impaired loans	-	89	23

Certain officers, directors, and their associates were customers of, and had transactions with, the Company in the ordinary course of business. A summary of loan activity for those directors, executive officers, and their associates with aggregate loan balances outstanding of at least $60,000 during the years ended June 30 are as follows:

	2005	2004
Balance, July 1	$ 316	$ 535
Additions	631	101
Amounts collected	(435)	(320)
Balance, June 30	$ 512	$ 316

8. ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses are as follows:

	2005	2004	2003
Balance, July 1	$ 1,370	$ 2,530	$ 2,758
Add:			
Recovery for loan losses	(46)	(794)	(228)
Recoveries	34	158	-
Less:			
Loans charged off	237	524	-
Balance, June 30	$ 1,121	$ 1,370	$ 2,530

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except per share data)

9. ACCRUED INTEREST RECEIVABLE

Accrued interest receivable consists of the following:

	2005	2004
Investment and mortgage-backed securities	$ 1,758	$ 2,135
Loans receivable	299	321
Total	$ 2,057	$ 2,456

10. FEDERAL HOME LOAN BANK STOCK

The Savings Bank is a member of the FHLB System. As a member, West View maintains an investment in the capital stock of the FHLB of Pittsburgh in an amount not less than 60 basis points of the outstanding unused FHLB borrowing capacity and 4.75 percent of its outstanding FHLB borrowings, as calculated throughout the year.

11. PREMISES AND EQUIPMENT

Major classifications of premises and equipment are summarized as follows:

	2005	2004
Land and improvements	$ 246	$ 264
Buildings and improvements	1,992	2,024
Furniture, fixtures, and equipment	851	1,069
	3,089	3,357
Less accumulated depreciation	2,150	2,280
Total	$ 939	$ 1,077

Depreciation charged to operations was $193, $188, and $156, for the years ended June 30, 2005, 2004, and 2003, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except per share data)

12. DEPOSITS

Deposit accounts are summarized as follows:

	2005		2004	
	Amount	Percent of Portfolio	Amount	Percent of Portfolio
Noninterest-earning checking	$ 11,926	7.2 %	$ 10,996	6.8 %
Interest-earning checking	25,396	15.4	22,897	14.3
Savings accounts	44,323	26.9	45,837	28.5
Money market accounts	13,625	8.3	14,226	8.9
Advance payments by borrowers for taxes and insurance	1,117	0.7	1,245	0.7
	96,387	58.5	95,201	59.2
Savings certificates:				
2.00% or less	16,044	9.7	38,528	24.0
2.01 - 4.00%	44,895	27.3	16,875	10.5
4.01 - 6.00%	6,605	4.0	8,604	5.4
6.01 - 6.95%	775	0.5	1,355	0.9
	68,319	41.5	65,362	40.8
Total	$ 164,706	100.0 %	$ 160,563	100.0 %

The maturities of savings certificates at June 30, 2005, are summarized as follows:

Within one year	$ 43,811
Beyond one year but within two years	11,826
Beyond two years but within three years	4,859
Beyond three years	7,823
Total	$ 68,319

Savings certificates with balances of $100,000 or more amounted to $13,513 and $6,944 on June 30, 2005 and 2004, respectively.

Interest expense by deposit category for the years ended June 30 are as follows:

	2005	2004	2003
Interest-earning checking accounts	$ 14	$ 32	$ 42
Savings accounts	311	334	509
Money market accounts	166	109	183
Savings certificates	1,734	1,831	2,554
Advance payments by borrowers for taxes and insurance	13	15	24
Total	$ 2,238	$ 2,321	$ 3,312

(In thousands, except per share data)

13. FEDERAL HOME LOAN BANK ADVANCES

The following table presents contractual maturities of FHLB long-term advances as of June 30:

Description	Maturity range from	Maturity range to	Weighted-average interest rate	Stated interest rate range from	Stated interest rate range to	2005	2004
Convertible	02/20/08	06/22/16	5.47 %	4.96 %	6.10 %	$ 137,500	$ 144,500
Fixed rate	03/16/06	05/03/10	4.97	2.91	5.43	5,236	5,236
						$ 142,736	$ 149,736

Maturities of FHLB long-term advances at June 30, 2005, are summarized as follows:

Maturing During Fiscal Year Ended June 30:	Amount	Weighted-Average Interest Rate
2006	$ 4,157	5.42 %
2008	3,000	5.48
2009	10,500	4.99
2010	20,579	5.86
2011 and thereafter	104,500	5.42
Total	$ 142,736	5.45 %

The terms of the convertible advances reset to the three-month London Interbank Offered Rate ("LIBOR") and have various spreads and call dates ranging from three months to seven years. The FHLB has the right to convert from a fixed rate to a predetermined floating rate on its conversion date or quarterly thereafter. Should the advance be converted, the Company has the right to pay off the advance without penalty. The FHLB advances are secured by the Company's FHLB stock and investment securities and are subject to substantial prepayment penalties.

The Company also utilized revolving and short-term FHLB advances. Short-term FHLB advances generally mature within 90 days, while revolving FHLB advances may be repaid by the Company without penalty. The following table presents information regarding such advances as of June 30:

	2005	2004
FHLB revolving and short-term advances:		
Ending balance	$ 12,300	$ -
Average balance during the year	3,021	336
Maximum month-end balance during the year	35,400	2,250
Average interest rate during the year	2.63 %	2.24 %
Weighted-average rate at year end	3.31 %	- %

At June 30, 2005, the Company had remaining intermediate term (maturing within five years) borrowing capacity with the FHLB of approximately $115 million.

The FHLB advances are secured by the Company's FHLB stock and investment and mortgage-backed securities held in safekeeping at the FHLB, and are subject to substantial prepayment penalties.

(In thousands, except per share data)

14. OTHER BORROWINGS

Other borrowings include securities sold under agreements to repurchase with securities brokers. The outstanding repurchase agreements generally mature within 1 to 90 days from the transaction date and qualifying collateral has been delivered. The Company pledged investment securities with a carrying value of $69,775 and $91,866 at June 30, 2005 and 2004, respectively, as collateral for the repurchase agreements as explained in Note 4. The following table presents information regarding other borrowings as of June 30:

	2005	2004
Ending balance	$ 69,680	$ 91,639
Average balance during the year	65,578	48,749
Maximum month-end balance during the year	117,976	93,639
Average interest rate during the year	2.27 %	1.12 %
Weighted-average rate at year end	3.29 %	1.28 %

15. COMMITMENTS AND CONTINGENT LIABILITIES

Loan Commitments

In the normal course of business, there are various commitments that are not reflected in the Bank's financial statements. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet. The Bank's exposure to credit loss in the event of nonperformance by the other parties to the financial instruments is represented by the contractual amounts as disclosed. Losses, if any, are charged to the allowance for loan losses. Management minimizes its exposure to credit loss under these commitments by subjecting them to credit approval, review procedures, and collateral requirements as deemed necessary. Various loan commitments totaling $20,473 and $20,213 at June 30, 2005 and 2004, respectively, represent financial instruments with off-balance sheet risk. The commitments outstanding at June 30, 2005, contractually mature in less than one year.

Loan commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the Consolidated Balance Sheet. The same credit policies are used in making commitments and conditional obligations as for on-balance sheet instruments. Generally, collateral, usually in the form of real estate, is required to support financial instruments with credit risk.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan agreement. These commitments are composed primarily of the undisbursed portion of construction and land development loans (Note 7), residential, commercial real estate, and consumer loan originations.

The exposure to loss under these commitments is limited by subjecting them to credit approval and monitoring procedures. Substantially all commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of the loan funding. Management assesses the credit risk associated with certain commitments to extend credit in determining the level of the allowance for loan losses.

Litigation

The Company is involved with various legal actions arising in the ordinary course of business. Management believes the outcome of these matters will have no material effect on the consolidated operations or financial condition of WVS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except per share data)

16. REGULATORY CAPITAL

Federal regulations require the Company and Savings Bank to maintain minimum amounts of capital. Specifically, each is required to maintain certain minimum dollar amounts and ratios of Total and Tier I Capital to Risk-Weighted Assets and of Tier I Capital to Average Total Assets.

In addition to the capital requirements, the Federal Deposit Insurance Corporation Improvement Act ("FDICIA") established five capital categories ranging from well capitalized to critically undercapitalized. Should any institution fail to meet the requirements to be considered adequately capitalized, it would become subject to a series of increasingly restrictive regulatory actions.

As of June 30, 2005 and 2004, the FDIC categorized the Savings Bank as well capitalized under the regulatory framework for prompt corrective action. To be classified as a well capitalized financial institution, Total Risk-Based, Tier 1 Risk-Based, and Tier 1 Leverage Capital Ratios must be at least 10 percent, 6 percent, and 5 percent, respectively.

The Company's and Savings Bank's actual capital ratios are presented in the following tables, which show that both met all regulatory capital requirements.

	June 30, 2005			
	WVS		West View	
	Amount	Ratio	Amount	Ratio
Total Capital (to Risk-Weighted Assets)				
Actual	$ 30,172	21.80 %	$ 28,417	20.74 %
To Be Well Capitalized	13,838	10.00	13,702	10.00
For Capital Adequacy Purposes	11,070	8.00	10,961	8.00
Tier I Capital (to Risk-Weighted Assets)				
Actual	$ 29,051	20.99 %	$ 27,296	19.92 %
To Be Well Capitalized	8,303	6.00	8,221	6.00
For Capital Adequacy Purposes	5,535	4.00	5,481	4.00
Tier I Capital (to Average Total Assets)				
Actual	$ 29,051	7.14 %	$ 27,296	6.73 %
To Be Well Capitalized	20,357	5.00	20,283	5.00
For Capital Adequacy Purposes	16,285	4.00	16,227	4.00

(In thousands, except per share data)

16. REGULATORY CAPITAL (Continued)

	June 30, 2004			
	WVS		West View	
	Amount	Ratio	Amount	Ratio
Total Capital (to Risk-Weighted Assets)				
Actual	$ 30,416	19.62 %	$ 27,524	17.98 %
To Be Well Capitalized	15,507	10.00	15,306	10.00
For Capital Adequacy Purposes	12,405	8.00	12,245	8.00
Tier I Capital (to Risk-Weighted Assets)				
Actual	$ 28,918	18.65 %	$ 26,155	17.09 %
To Be Well Capitalized	9,304	6.00	9,184	6.00
For Capital Adequacy Purposes	6,203	4.00	6,123	4.00
Tier I Capital (to Average Total Assets)				
Actual	$ 28,918	6.92 %	$ 26,155	6.30 %
To Be Well Capitalized	20,860	5.00	20,743	5.00
For Capital Adequacy Purposes	16,688	4.00	16,594	4.00

Prior to the enactment of the Small Business Job Protection Act, the Company accumulated approximately $3.9 million of retained earnings, which represent allocations of income to bad debt deductions for tax purposes only. Since there is no amount that represents the accumulated bad debt reserves subsequent to 1987, no provision for federal income tax has been made for such amount. If any portion of this amount is used other than to absorb loan losses (which is not anticipated), the amount will be subject to federal income tax at the current corporate rate.

17. STOCK BENEFIT PLANS

Stock Option Plan

The Company maintains a Stock Option Plan for the directors, officers, and employees. An aggregate of 347,258 shares of authorized but unissued common stock of WVS was reserved for future issuance under this Plan. The stock options typically have an expiration term of ten years, subject to certain extensions and early terminations. The per share exercise price of an incentive stock option shall at a minimum equal the fair market value of a share of common stock on the date the option is granted. The per share exercise price of a compensatory stock option granted shall at least equal the greater of par value or 85 percent of the fair market value of a share of common stock on the date the option is granted. Proceeds from the exercise of the stock options are credited to common stock for the aggregate par value and the excess is credited to paid-in capital.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except per share data)

17. STOCK BENEFIT PLANS (Continued)

Stock Option Plan (Continued)

The following table presents information related to the outstanding options:

	Officers' and Employees' Stock Options	Directors' Stock Options	Weighted-Average Exercise Price
Outstanding, June 30, 2002	78,412	6,414	$ 14.80
Granted	-	-	
Exercised	(4,992)	(1,200)	11.40
Forfeited	-	-	
Outstanding, June 30, 2003	73,420	5,214	$ 15.07
Granted	-	-	
Exercised	(34,028)	(800)	15.19
Foreited	(80)	-	5.00
Outstanding, June 30, 2004	39,312	4,414	$ 14.99
Granted	-	-	
Exercised	-	-	
Forfeited	-	-	
Outstanding, June 30, 2005	39,312	4,414	$ 14.99
Exercisable at year end	39,312	4,414	$ 14.99
Available for future grant	-	-	

At June 30, 2005, for officers and employees there were 39,312 options outstanding, exercisable at a weighted-average exercise price of $15.03, and a weighted-average remaining contractual life of 2.84 years.

There were also 4,414 options outstanding and exercisable for directors with a weighted-average exercise price of $14.70, and a weighted-average remaining contractual life of 4.33 years.

(In thousands, except per share data)

17. STOCK BENEFIT PLANS (Continued)

Recognition and Retention Plans ("RRP")

The Company also maintains an RRP for substantially all officers, employees, and directors of the Company. The objective of the RRPs is to enable the Company to retain its corporate officers, key employees, and directors who have the experience and ability necessary to manage WVS and the Savings Bank. Officers and key employees of the Company who were selected by members of a Board-appointed committee are eligible to receive benefits under the RRPs. Non-employee directors of the Company are eligible to participate in the RRP for directors.

An aggregate of 300,000 shares of common stock of WVS were acquired at conversion for future issuance under these plans, of which 60,000 shares are subject to the RRP for directors and 240,000 shares are subject to the RRP for officers and key employees.

The RRP expired during 2004 and all unissued shares were retired. RRP costs are accrued to operations and added back to stockholders' equity over a four-to ten-year vesting period. Net compensation expense attributed to the RRPs amounted to $1, $5, and $23 for the years ended June 30, 2005, 2004, and 2003.

Employee Stock Ownership Plan ("ESOP")

WVS maintains an ESOP for the benefit of officers and Savings Bank employees who have met certain eligibility requirements related to age and length of service. Compensation expense for the ESOP was $100, $100, and $100 for the years ended June 30, 2005, 2004, and 2003, respectively. Total ESOP shares as of June 30, 2005 and 2004, were 232,031 and 225,565, respectively.

18. DIRECTOR, OFFICER, AND EMPLOYEE BENEFITS

Profit Sharing Plan

The Company maintains a non-contributory profit sharing 401(k) plan (the "Plan") for its officers and employees who have met the age and length of service requirements. The Plan is a defined contribution plan with the contributions based on a percentage of salaries of the Plan participants. The Company made no contributions to the Plan for the three years ended June 30, 2005, 2004, and 2003.

Directors' Deferred Compensation Plan

The Company maintains a deferred compensation plan (the "Plan") for directors who elect to defer all or a portion of their directors' fees. Deferred fees are paid to the participants in installments commencing in the year following the year the individual is no longer a member of the Board of Directors.

The Plan allows for the deferred amounts to be paid in shares of common stock at the prevailing market price on the date of distribution. For fiscal years ended June 30, 2005, 2004, and 2003, 29,979, 39,539, and 37,939 shares, respectively, were held by the Plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except per share data)

19. INCOME TAXES

The provision for income taxes consists of:

	2005	2004	2003
Currently payable:			
Federal	$ 475	$ 366	$ 794
State	79	82	233
	554	448	1,027
Deferred	73	171	43
Total	$ 627	$ 619	$ 1,070

The following temporary differences gave rise to the net deferred tax assets at June 30:

	2005	2004
Deferred tax assets:		
Allowance for loan losses	$ 381	$ 466
Deferred compensation	294	270
Accrued interest receivable on loans	233	225
Net operating loss carryforward	-	72
Alternative minimum tax credit	206	174
Total gross deferred tax assets	1,114	1,207
Deferred tax liabilities:		
Net unrealized gain on securities available for sale	77	145
Deferred origination fees, net	200	209
Premises and equipment	56	67
Total gross deferred tax liabilities	333	421
Net deferred tax assets	$ 781	$ 786

No valuation allowance was established at June 30, 2005 and 2004, in view of the Company's ability to carryback to taxes paid in previous years, future anticipated taxable income, which is evidenced by the Company's earnings potential, and deferred tax liabilities at June 30.

(In thousands, except per share data)

19. INCOME TAXES (Continued)

The following is a reconciliation between the actual provision for income taxes and the amount of income taxes which would have been provided at federal statutory rates for the years ended June 30:

	2005		2004		2003	
	Amount	% of Pretax Income	Amount	% of Pretax Income	Amount	% of Pretax Income
Provision at statutory rate	$ 1,202	34.0 %	$ 993	34.0 %	$ 1,502	34.0 %
State income tax, net of federal tax benefit	52	1.5	54	1.9	154	3.5
Tax exempt income	(553)	(15.6)	(558)	(19.1)	(549)	(12.4)
Other, net	(74)	(2.2)	130	4.4	(37)	(0.9)
Actual tax expense and effective rate	$ 627	17.7 %	$ 619	21.2 %	$ 1,070	24.2 %

The Bank is subject to the Pennsylvania Mutual Thrift Institutions Tax, which is calculated at 11.5 percent of earnings.

20. REGULATORY MATTERS

Cash and Due From Banks

The Federal Reserve requires the Savings Bank to maintain certain reserve balances. The required reserves are computed by applying prescribed ratios to the Savings Bank's average deposit transaction account balances. As of June 30, 2005 and 2004, the Savings Bank had required reserves of $923 and $808, respectively. The required reserves are held in the form of vault cash and a non-interest-bearing depository balance maintained directly with the Federal Reserve.

Loans

Federal law prohibits the Company from borrowing from the Savings Bank unless the loans are secured by specific obligations. Further, such secured loans are limited in amount to 10 percent of the Savings Bank's capital surplus.

Dividend Restrictions

The Savings Bank is subject to the Pennsylvania Banking Code, which restricts the availability of surplus for dividend purposes. At June 30, 2005, surplus funds of $3,363 were not available for dividends.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except per share data)

21. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values at June 30 are as follows:

	2005		2004	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
FINANCIAL ASSETS				
Cash and cash equivalents	$ 3,566	$ 3,566	$ 3,054	$ 3,054
Trading securities	-	-	993	993
Investment securities	183,066	183,478	273,589	275,519
Mortgage-backed securities	162,151	162,686	75,590	75,456
Net loans receivable	60,151	62,297	67,968	70,170
Accrued interest receivable	2,057	2,057	2,456	2,456
FHLB stock	7,769	7,769	7,532	7,532
FINANCIAL LIABILITIES				
Deposits	$ 164,706	$ 164,593	$ 160,563	$ 160,657
FHLB advances	155,036	159,511	149,736	153,944
Other borrowings	69,680	69,680	91,639	91,639
Accrued interest payable	1,260	1,260	1,197	1,197

Financial instruments are defined as cash, evidence of an ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from or to a second entity on potentially favorable or unfavorable terms.

Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

If no readily available market exists, the fair value estimates for financial instruments should be based upon management's judgment regarding current economic conditions, interest rate risk, expected cash flows, future estimated losses, and other factors, as determined through various option pricing formulas or simulation modeling. As many of these assumptions result from judgments made by management based upon estimates, which are inherently uncertain, the resulting estimated values may not be indicative of the amount realizable in the sale of a particular financial instrument. In addition, changes in the assumptions on which the estimated values are based may have a significant impact on the resulting estimated values.

As certain assets and liabilities, such as deferred tax assets, premises and equipment, and many other operational elements of WVS, are not considered financial instruments, but have value, this estimated fair value of financial instruments would not represent the full market value of WVS.

Estimated fair values have been determined by WVS using the best available data, as generally provided in internal Savings Bank reports and regulatory reports, using an estimation methodology suitable for each category of financial instruments. The estimation methodologies used are as follows:

21. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Cash and Cash Equivalents, Interest-Earning Demand Deposits, Trading Securities, Accrued Interest Receivable and Payable, and Other Borrowings

The fair value approximates the current book value.

Investment Securities, Mortgage-Backed Securities, and FHLB Stock

The fair value of investment and mortgage-backed securities is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities. Since the FHLB stock is not actively traded on a secondary market and held exclusively by member financial institutions, the estimated fair market value approximates the carrying amount.

Net Loans Receivable and Deposits

Fair value for consumer mortgage loans is estimated using market quotes or discounting contractual cash flows for prepayment estimates. Discount rates were obtained from secondary market sources, adjusted to reflect differences in servicing, credit, and other characteristics.

The estimated fair values for consumer, fixed rate commercial, and multi-family real estate loans are estimated by discounting contractual cash flows for prepayment estimates. Discount rates are based upon rates generally charged for such loans with similar credit characteristics.

The estimated fair value for nonperforming loans is the appraised value of the underlying collateral adjusted for estimated credit risk.

Demand, savings, and money market deposit accounts are reported at book value. The fair value of certificates of deposit is based upon the discounted value of the contractual cash flows. The discount rate is estimated using average market rates for deposits with similar average terms.

FHLB Advances

The fair values of fixed rate advances are estimated using discounted cash flows, based on current incremental borrowing rates for similar types of borrowing arrangements. The carrying amount on variable rate advances approximates their fair value.

Commitments to Extend Credit

These financial instruments are generally not subject to sale, and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment, and the fair value, determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure. The contractual amounts of unfunded commitments are presented in Note 15 to these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except per share data)

22. PARENT COMPANY

Condensed financial information of WVS Financial Corp. is as follows:

CONDENSED BALANCE SHEET

	June 30, 2005	June 30, 2004
ASSETS		
Interest-earning deposits with subsidiary bank	$ 402	$ 868
Investment securities available for sale	1,333	2,120
Investment in subsidiary bank	27,446	26,257
Accrued interest receivable and other assets	28	64
TOTAL ASSETS	$ 29,209	$ 29,309
LIABILITIES AND STOCKHOLDERS' EQUITY		
Other liabilities	$ 8	$ 110
Stockholders' equity	29,201	29,199
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 29,209	$ 29,309

	Year Ended June 30, 2005	2004	2003
INCOME			
Loans	$ -	$ 2	$ 27
Investment and mortgage-backed securities	52	89	111
Dividend from subsidiary	1,600	1,300	2,400
Investment securities gains, net	332	20	64
Interest-earning deposits with subsidiary bank	3	10	33
Total income	1,987	1,421	2,635
OTHER OPERATING EXPENSE	101	104	111
Income before equity in undistributed earnings of subsidiary	1,886	1,317	2,524
Equity in undistributed earnings of subsidiary	1,114	983	840
Income before income taxes	3,000	2,300	3,364
Income tax expense (benefit)	91	(2)	16
NET INCOME	$ 2,909	$ 2,302	$ 3,348

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except per share data)

22. PARENT COMPANY (Continued)

	Year Ended June 30,		
	2005	2004	2003
OPERATING ACTIVITIES			
Net income	$ 2,909	$ 2,302	$ 3,348
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed net income of subsidiary	(1,114)	(983)	(840)
Investment securities gains	(332)	(20)	(64)
Amortization (accretion) of investment discounts and premiums, net	-	(3)	22
Other, net	62	119	45
Net cash provided by operating activities	1,525	1,415	2,511
INVESTING ACTIVITIES			
Available for sale:			
Purchase of investment and mortgage-backed securities	(1,550)	(3,321)	(4,934)
Proceeds from repayments of investment and mortgage-backed securities	1,422	5,183	2,582
Proceeds from sales of investment securities	913	251	639
Held to maturity:			
Purchases of investment and mortgage-backed securities	-	(3,199)	(1,817)
Proceeds from repayments of investment and mortgage-backed securities	-	3,451	1,555
Net decrease in loans receivable	-	115	354
Net cash provided by (used for) investing activities	785	2,480	(1,621)
FINANCING ACTIVITIES			
Net proceeds from exercise of stock options	-	489	71
Cash dividends paid	(1,559)	(1,624)	(1,674)
Purchases of treasury stock	(1,217)	(2,610)	(1,634)
Net cash used for financing activities	(2,776)	(3,745)	(3,237)
Increase (decrease) in cash and cash equivalents	(466)	150	(2,347)
CASH AND CASH EQUIVALENTS BEGINNING OF YEAR	868	718	3,065
CASH AND CASH EQUIVALENTS END OF YEAR	$ 402	$ 868	$ 718

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except per share data)

23. SELECTED QUARTERLY FINANCIAL DATA (unaudited)

	Three Months Ended			
	September 2004	December 2004	March 2005	June 2005
Total interest and dividend income	$ 4,430	$ 4,405	$ 4,509	$ 4,530
Total interest expense	2,752	2,977	3,018	3,097
Net interest income	1,678	1,428	1,491	1,433
Provision (recovery) for loan losses	78	(7)	(5)	(112)
Net interest income after provision for loan losses	1,600	1,435	1,496	1,545
Total noninterest income	408	266	159	159
Total noninterest expense	878	903	891	860
Income before income taxes	1,130	798	764	844
Income taxes	296	209	200	(78)
Net income	$ 834	$ 589	$ 564	$ 922
Per share data:				
Net income				
Basic	$ 0.34	$ 0.24	$ 0.23	$ 0.38
Diluted	0.34	0.24	0.23	0.38
Average shares outstanding				
Basic	2,453,189	2,445,349	2,430,679	2,399,463
Diluted	2,458,926	2,451,242	2,435,935	2,404,097

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(In thousands, except per share data)

23. SELECTED QUARTERLY FINANCIAL DATA (unaudited) (Continued)

	Three Months Ended			
	September 2003	December 2003	March 2004	June 2004
Total interest and dividend income	$ 3,811	$ 3,956	$ 4,067	$ 4,172
Total interest expense	2,769	2,760	2,716	2,742
Net interest income	1,042	1,196	1,351	1,430
Provision (recovery) for loan losses	(133)	(624)	(14)	(23)
Net interest income after provision for loan losses	1,175	1,820	1,365	1,453
Total noninterest income	194	161	163	197
Total noninterest expense	892	938	899	878
Income before income taxes	477	1,043	629	772
Income taxes	125	273	165	56
Net income	$ 352	$ 770	$ 464	$ 716
Per share data:				
Net income				
Basic	$ 0.14	$ 0.30	$ 0.18	$ 0.29
Diluted	0.14	0.30	0.18	0.29
Average shares outstanding				
Basic	2,575,242	2,560,420	2,525,612	2,481,206
Diluted	2,585,081	2,569,578	2,533,697	2,488,556

COMMON STOCK MARKET PRICE AND DIVIDEND INFORMATION

WVS Financial Corp.'s common stock is traded on the Nasdaq Stock Market^{SM} National Market System under the symbol "WVFC".

The following table sets forth the high and low market prices of a share of common stock, and cash dividends declared per share, for the periods indicated.

Quarter Ended	Market Price		Cash Dividends
	High	Low	Declared
June 2005	$17.250	$16.600	$0.16
March 2005	18.140	16.250	0.16
December 2004	18.100	16.000	0.16
September 2004	18.000	16.000	0.16
June 2004	$19.400	$17.110	$0.16
March 2004	19.980	17.350	0.16
December 2003	18.400	16.810	0.16
September 2003	18.650	16.500	0.16

There were eight Nasdaq Market Makers in the Company's common stock as of June 30, 2005: Boenning & Scattergood Inc.; Sandler O'Neill & Partners; Boston Stock Exchange; Ryan Beck & Co., Inc.; Morgan Stanley & Co., Inc; UBS Securities LLC; Hill, Thompson, Magid and Co. and Knight Equity Markets, L.P.

According to the records of the Company's transfer agent, there were approximately 750 shareholders of record at September 7, 2005. This does not include any persons or entities who hold their stock in nominee or "street name" through various brokerage firms.

Dividends are subject to determination and declaration by the Board of Directors, which takes into account the Company's financial condition, statutory and regulatory restrictions, general economic condition and other factors.

WVS FINANCIAL CORP.
CORPORATE INFORMATION

CORPORATE OFFICES
WVS FINANCIAL CORP. • WEST VIEW SAVINGS BANK
9001 Perry Highway Pittsburgh, PA 15237
412-364-1911

COMMON STOCK
The common stock of WVS Financial Corp. is traded on The Nasdaq Stock Market[SM] under the symbol "WVFC".

TRANSFER AGENT & REGISTRAR
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
1-800-368-5948

CORPORATE SECRETARY AND INVESTOR RELATIONS
Pamela M. Tracy
412-364-1911

COUNSEL
Bruggeman & Linn

SPECIAL COUNSEL
Elias, Matz, Tiernan & Herrick L.L.P.
Washington, DC

WEST VIEW SAVINGS BANK
9001 Perry Highway
Pittsburgh, PA 15237
412-364-1911

WEST VIEW OFFICE
456 Perry Highway
412-931-2171

CRANBERRY OFFICE
20531 Perry Highway
412-931-6080/724-776-3480

FRANKLIN PARK OFFICE
2566 Brandt School Road
724-935-7100

BELLEVUE OFFICE
572 Lincoln Avenue
412-761-5595

SHERWOOD OAKS OFFICE
Serving Sherwood Oaks
Cranberry Twp.

LENDING DIVISION
2566 Brandt School Road
724-935-7400

BOARD OF DIRECTORS

David L. Aeberli
Funeral Director
McDonald-Aeberli Funeral Home, Inc.

Arthur H. Brandt
Former President and CEO
Brandt Excavating, Inc. and
Brandt Paving, Inc.

David J. Bursic
President and Chief Executive Officer
WVS Financial Corp. and
West View Savings Bank

Donald E. Hook
Chairman
Pittsburgh Cut Flower Co.

Lawrence M. Lehman
Sole Proprietor
Newton-Lehman Insurance Agency

John M. Seifarth
Senior Engineer - Consultant
Nichols & Slagle Engineering, Inc.

Margaret VonDerau
Former Senior Vice President
and Corporate Secretary
WVS Financial Corp. and
West View Savings Bank

EXECUTIVE OFFICERS

Donald E. Hook
Chairman

David J. Bursic
President and
Chief Executive Officer

Jonathan D. Hoover
Vice President of Bank Operations

Bernard P. Lefke
Vice President of Savings

Keith A. Simpson
Vice President, Treasurer and
Chief Accounting Officer

The members of the Board of Directors serve in that capacity for both the Company and the Savings Bank.


WVS FINANCIAL CORP.

A Tradition of Quality Banking